HARBORONE BANCORP, INC.

770 OAK STREET

BROCKTON, MASSACHUSETTS 02301

April 8, 2016

VIA EDGAR

Ms. Era Anagnosti

Legal Branch Chief

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4720

Washington D.C. 20549

RE:	HarborOne Bancorp, Inc.
Form S-1 filed on March 4, 2016
File No. 333-209944

Dear Ms. Anagnosti:

We are writing in response to your letter dated March 30, 2016, setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission on the above mentioned filing for HarborOne Bancorp, Inc. (the “Company”). We have considered the Staff’s comments and our responses are set forth below. To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which we have reproduced in bold print.

General

1.              Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: We respectfully advise the Staff that neither the Company nor anyone authorized to do so on the Company’s behalf have presented written communications to potential investors in reliance on Section 5(d) of the Securities Act. The Company undertakes to provide the Staff with copies of any written communications that are presented to potential investors in the future by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act.

Subscription and Community Offering Prospectus Cover Page

2.              In the first paragraph of your disclosure, you state that you intend to contribute 1.2% of your outstanding shares of common stock to a new charitable foundation. To the extent that the issuance of such shares is being registered under the registration statement, please revise your disclosure to properly identify the registration of these shares. In this regard, we note that in the Calculation of Registration Fee table you list 13,912,356 as the total number of shares being registered, and the opinion of counsel (Exhibit 5.1), states that you are registering up to 361,360 shares of the company’s common stock to be contributed to the charitable foundation. In an appropriate section of the filing, clarify whether the 1.2% of your outstanding shares of common stock, represents a percentage of the shares outstanding prior or after the offering takes place.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that the Company’s contribution to a new charitable foundation will be 1.2% of the 30,113,325 shares of the Company’s common stock outstanding following the offering, or 361,360 shares (at the adjusted maximum of the offering range). We have revised the first paragraph on the subscription and community offering prospectus cover page to read as follows:

HarborOne Bancorp, Inc., a newly formed Massachusetts corporation, is offering common stock for sale in connection with the reorganization of HarborOne Bank into the mutual holding company form of organization. The shares we are offering for sale will represent 45.0% of our outstanding shares of common stock immediately following the offering. Immediately following the offering, we also intend to contribute cash equal to 0.667% of the gross proceeds raised in the offering and 1.2% of our outstanding shares of common stock to a new charitable foundation to be established in connection with the reorganization. The remainder of our outstanding shares of common stock will be owned by a newly formed mutual holding company that will be our majority shareholder. We expect that our common stock will be listed on the Nasdaq Global Market under the symbol “HONE.” There is currently no public market for the shares of our common stock. We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

3.              Please revise your disclosure in the fourth paragraph to indicate that the orders are subject to a maximum limit, in addition to a minimum order limited. In this regard, we note your disclosure on page 5.

Response: We respectfully acknowledge the Staff’s comment and have revised the first sentence of the fourth paragraph on the subscription and community offering prospectus cover page to read as follows:

The minimum order is 25 shares, and the maximum order is 60,000 shares for an individual (or individuals owning a single deposit account) or 80,000 shares for a group of persons acting in concert.

Summary

Steps We May Take If We Do Not Receive Orders For The Minimum Number of Shares, page 6

4.              You disclose that if you extend the offering beyond the extension date, you will notify subscribers of the extension time. We note similar disclosure starting on page 99. Please explain, and to the extent necessary revise your disclosure to describe, how you will notify your subscribers.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that such notification would be delivered to subscribers via U.S. mail. We have revised the applicable disclosure on pages 6 and 100 accordingly.

Special Note Regarding Forward-Looking Statements, page 23

5.              We note your reference to the Private Securities Litigation Reform Act in the first paragraph of this section. The safe harbors for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 do not apply to statement made by a registrant that is not subject to the reporting requirements of either Section 13(a) or Section 15(d) of the Exchange Act. Accordingly, please either delete your reference to the Private Securities Litigation Reform Act, or state that the Private Securities Litigation Reform Act does not apply to the statements made in connection with this offering. Please refer to Section 27A(a)(1) of the Securities Act.

Response: We respectfully acknowledge the Staff’s comment and have deleted the reference to the Private Securities Litigation Reform Act of 1995.

Business of HarborOne Bank

Market Area, page 41

6.              Please revise your disclosure in the last paragraph on page 41 to provide the basis for your statistical information regarding household income and unemployment rates.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that the statistical information regarding household income and unemployment rates is publicly available through the websites of the United States Census Bureau, the Massachusetts Executive Office of Labor and Workforce Development and the United States Bureau of Labor Statistics. We have revised the disclosure on page 41 to read as follows:

The income markets of the three counties are diverse according to the United States Census Bureau, with the median household income of Plymouth and Norfolk Counties above the 2014 state median of $67,846, while Bristol County’s median household income was below the state median. The unemployment rates of the three counties reflect this diversity according to the Massachusetts Executive Office of Labor and Workforce Development, with October 2015 unemployment rates for Plymouth and Norfolk Counties at 4.6% and 4.0%, respectively, while Bristol County’s unemployment rate was 5.4%. In October 2015, the federal unemployment rate was 5.0% and the Massachusetts unemployment rate was 4.6%, according to the United States Bureau of Labor Statistics.

Executive and Director Compensation

Executive Compensation

Summary Compensation Table, page 87

7.              We note footnotes (1) and (2). Please disclose the plan(s) under which the deferred bonuses were granted, the date of the grant, and the material terms of each grant, including a general description of the formula or criteria to be applied in determining the amounts payable and vesting schedule, as applicable. In this regard, we note the “Deferred Compensation Plan” disclosure on page F-36. In addition, please identify the actual amount of the deferred portion of the bonus for Mr. Blake, and explain why you have excluded from disclosure the deferred portion of the bonus for Mr. Casey. For guidance, please refer to Item 402(o) of Regulation S-K.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that the Company maintains a Senior Management Long Term Incentive Plan (the “Plan”). Under the Plan, certain executives are awarded deferred cash bonuses equal to a percentage of their base salaries. The deferred cash bonuses referenced in the Summary Compensation Table were granted on December 31, 2015, and we have revised footnotes (1) and (2) to the Summary Compensation Table accordingly. Under the terms of the Plan, a deferred bonus award is not payable until the executive remains employed with the Company for three years after the date of the award. There is an exception to this three-year continued employment requirement if an executive retires after attaining age 62. Because Mr. Blake has attained age 62, we have included his deferred bonus award of $129,335 in the Summary Compensation Table. Mr. Casey has not completed the three-year continued employment requirement and therefore has not earned this award. Accordingly, we have not included the amount of his deferred bonus award in the Summary Compensation Table. The Deferred Compensation Plan described on page F-36 does not apply to the individuals named in the Summary Compensation Table.

8.              Please explain, and to the extent necessary revise your disclosure to describe, how you calculated the $928,678 in loss in benefits for Mr. Blake.

Response: We respectfully acknowledge the Staff’s comment and refer the Staff to the explanation of the termination of the collateral assignment split dollar life insurance arrangement with Mr. Blake under “Executive and Director Compensation—Nonqualified Retirement Benefits—Split Dollar Life Insurance Arrangement” on page 88.  As noted in the prospectus, since 2000, HarborOne Bank has paid $1,296,574 in premiums and the cash surrender value of the policy has increased to $1,809,669.  As a result of this termination, Mr. Blake lost access to $513,095 in the cash surrender value of the life insurance policy. The Company provided Mr. Blake with a one-time cash bonus in the amount of $928,678, which included $415,583 in tax gross up payment.

We have revised footnote (1) to the Summary Compensation Table on page 87 to read as follows:

Includes the amount of annual bonus paid in March 2016. Also includes the amount of deferred bonus that is vested but not payable until the earlier of termination of employment or the third anniversary of the December 31, 2015 grant date. Excludes payment of a one-time cash bonus in the amount of $928,678, which included $415,583 in tax gross up payment, to compensate Mr. Blake for the loss in benefits as a result of the termination of the collateral assignment split dollar life insurance arrangement.

We have also revised the disclosure on page 88 to read as follows:

To compensate Mr. Blake for the loss in benefits as a result of the termination of the collateral assignment split dollar life insurance policy, HarborOne Bank made a payment to Mr. Blake of a one-time cash bonus in the amount of $928,678, which included $415,583 in tax gross up payment.

Part II – Information Note Required in Prospectus

Signatures, page II-6

9.              Please revise the signature page to include the signature of your controller or principal accounting officer in accordance with Instruction 1 to the Signatures section of Form S-1.

Response: We respectfully acknowledge the Staff’s comment and have noted on the signature page that Joseph F. Casey, the Company’s Chief Financial Officer, is the Company’s principal accounting officer.

Exhibit Index

Exhibit 8.1

10.       Please direct counsel to delete its assumption “that the merger of Mutual Bank into Stock Bank will qualify as a merger under the applicable laws of Massachusetts” and its limitation on reliance as to a person in the final sentence of its opinion. It is inappropriate to assume any legal conclusion underlying these opinions and to limit reliance on the opinions expressed. Please refer to Section III.C.3. and Section III.D.1. of Staff Legal Bulletin No.19 for guidance.

Response: We respectfully acknowledge the Staff’s comment and have directed counsel to revise its opinion accordingly. A revised opinion has been filed as Exhibit 8.1 to Amendment No. 1 to the Registration Statement on Form S-1 filed by the Company concurrently with this letter.

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If you have any questions or require any additional information, please feel free to contact me at (508) 895-1000.

Sincerely,

/s/ James W. Blake
James W. Blake
President and Chief Executive Officer

cc:	Samantha M. Kirby, Esq.
Goodwin Procter LLP